DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

(Public)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Daiwa Capital Markets America Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. (the Company) as of March 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
May 24, 2024

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2024

(In thousands, except share data)

Assets

Cash	$	1,801,302
Cash segregated for regulatory purposes		161,302
Securities purchased under agreements to resell		37,612,761
Financial instruments owned, at fair value		17,054,042
Securities borrowed		6,761,022
Receivable from brokers, dealers, and clearing organizations		195,226
Receivable from customers		106,711
Receivable from affiliates		7,288
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $57,543		9,830
Exchange memberships, at cost (fair value, $1,898)		1,073
Other assets		165,653
Total assets	$	63,876,210

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	42,187,696
Financial instruments sold, but not yet purchased, at fair value		7,940,160
Payable to brokers, dealers, and clearing organizations		6,770,867
Securities loaned		3,680,683
Loans payable		1,183,212
Payable to affiliates		339,369
Payable to customers		49,265
Accounts payable and accrued liabilities		166,701
Total liabilities		62,317,953
Commitments, contingencies and guarantees (Note 14)		
Subordinated borrowings from Parent		200,000
Stockholder's equity		1,358,257
Total liabilities and stockholder's equity	$	63,876,210

See accompanying notes to statement of financial condition.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Accounting Standard Codification (ASC) 210-20, *Offsetting*, are met.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral,

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities. As of March 31, 2024, the Company had no transactions in which it was a lender under these agreements. If the Company acts as a borrower in a borrow versus pledged transaction, there is no recognition on the statement of financial condition.

(c) *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurement*. Principal transactions in regular-way trades are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d) *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e) *Leases*

The Company enters into operating lease agreements, a majority of which are real estate agreements. A lease liability and a corresponding right-of-use (ROU) asset are recognized at the commencement of the lease. The ROU asset is recorded at an amount which may differ from the operating lease liability due to deferred or prepaid rent prepayments, initial direct costs, and lease incentives received. Lease liabilities are presented within accounts payable and accrued liabilities and ROU assets are presented within other assets in the statement of financial condition.

The lease payments are discounted using a rate determined in the year the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company uses an incremental borrowing rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease.

(f) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, *Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g)   *Recent Accounting Standards*

In December 2022, the FASB released ASU 2022-06, *Reference Rate Reform* (Topic 848 Update). It defers the sunset date of the Reference Rate Reform from December 31, 2022, to December 31, 2024, to extend the ability to apply the guidance in Topic 848, which provides temporary optional guidance to ease the burden in accounting for reference rate reform on financial reporting. The Company adopted this ASU in current year. The adoption had no material impact to its financial results or statement of financial condition.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting* (Topic 280) – Improvements to Reportable Segment Disclosures. This ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss. This ASU is effective for the Company in fiscal year ending March 31, 2025. The Company is presently evaluating the effect of the ASU.

(3)   **Cash Segregated for Regulatory Purposes**

Cash of $2,151,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $89,502,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

Cash of $69,649,000 is segregated in special reserve bank accounts for Proprietary Accounts of Brokers (PAB) under Rule 15c3-3 of the Securities Exchange Act.

(4)   **Securities Purchased and Sold under Agreements to Resell and Repurchase**

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with fair values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2024, the Company has accepted securities with fair values of approximately $45.8 billion under resale agreements and pledged securities with fair values of approximately $50.4 billion under repurchase agreements, prior to the application of ASC 210-20. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20. At March 31, 2024, the Company's assets and

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

liabilities were netted by approximately $8.0 billion as a result of the application of ASC 210-20. Refer to note 7 for additional information regarding offsetting.

As of March 31, 2024, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2024. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2024, the Company has received securities with a fair value of approximately $6.6 billion related to its securities borrowed transactions and pledged approximately $3.6 billion related to its securities loaned transactions.

As of March 31, 2024, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2024. These repledged securities have been used in the normal course of business.

(6) Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. These transactions are effectively short-term collateralized borrowings. While not a material risk, there is a residual risk that a counterparty may default and the Company would be exposed to declines in the fair value of the collateral securing these transactions. The Company attempts to mitigate these risks by using highly liquid securities as collateral. The Company also monitors the credit risk of the counterparties and the fair value of the collateral pledged in comparison to the contract value of the repurchase and securities lending contracts.

The following table provides the gross contract value of repurchase agreements and securities lending transactions by the type of collateral provided and the remaining contractual maturity of the transactions at March 31, 2024 (in thousands):

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

	Remaining contractual maturity of the agreements				
	Overnight and continuous	**Up to 30 days**	**30-90 days**	**Greater than 90 days**	**Total**
Repurchase agreement transactions:					
U.S. government and agency obligations	$ 32,802,653	2,985,444	101,204	—	35,889,301
U.S. government agency mortgage-backed obligations	12,887,619	—	—	—	12,887,619
Foreign government agencies	776,393	360,392	—	—	1,136,785
Japanese government bonds	227,792	—	—	—	227,792
Total	46,694,457	3,345,836	101,204	—	50,141,497
Securities lending transactions:					
U.S. government and agency obligations	$ 1,151,208	—	—	—	1,151,208
Equity securities	1,713,140	—	—	—	1,713,140
Corporate bonds	816,335	—	—	—	816,335
Total	3,680,683	—	—	—	3,680,683
Total Borrowings	$ 50,375,140	3,345,836	101,204	—	53,822,180

(7) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210-20. The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Derivative contracts, such as forward-settling trades, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2024 (in thousands):

		(i) Gross amounts	(ii) Gross amounts offset in the statement of financial condition (1)	(iii)=(i)-(ii) Net amounts presented in the statement of financial condition	(iv) Gross amounts not offset		(v)=(iii)- (iv) Net amount (3)
					Financial instruments (2)	Cash collateral received	
Assets:							
Forward-settling trades	$	33,787	15,778	18,009	—	—	18,009
Securities borrowed		6,761,022	—	6,761,022	6,622,722	—	138,300
Securities purchased under agreements to resell - FICC		9,770,868	6,952,134	2,818,734	2,802,003	—	16,731
Securities purchased under agreements to resell - non-FICC		35,795,694	1,001,667	34,794,027	34,717,144	15,159	61,724
Total	$	52,361,371	7,969,579	44,391,792	44,141,869	15,159	234,764
Liabilities:							
Forward-settling trades	$	68,284	15,778	52,506	—	—	52,506
Securities loaned		3,680,683	—	3,680,683	3,624,115	—	56,568
Securities sold under agreements to repurchase - FICC		13,976,319	6,952,134	7,024,185	7,024,185	—	—
Securities sold under agreements to repurchase - non-FICC		36,165,178	1,001,667	35,163,511	34,873,831	32,748	256,932
Total	$	53,890,464	7,969,579	45,920,885	45,522,131	32,748	366,006

(1)   Represents recognized amount of resale and repurchase agreements and forward-settling trades with counterparties subject to legally enforceable agreements that meet the applicable netting criteria as permitted by U.S. GAAP.

(2)   Represents securities received or pledged to cover financing transaction exposures.

(3)   Represents the amount of exposure that is not collateralized/covered by pledged collateral.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

(8) **Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value**

At March 31, 2024, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:

U.S. government and agency obligations	$	7,644,974
U.S. government agency mortgage-backed obligations		8,127,766
Foreign bonds		798,162
Corporate bonds		464,386
Forward-settling trades		18,009
Equity securities		520
Options		225
	$	17,054,042

Financial instruments sold, but not yet purchased, at fair value:

U.S. government and agency obligations	$	7,023,858
U.S. government agency mortgage-backed obligations		473,353
Corporate bonds		227,204
Foreign bonds		162,268
Forward-settling trades		52,506
Equity securities		771
Options		200
	$	7,940,160

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2024, the Company has pledged approximately $9.9 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments, which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2024, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

	Derivative assets				Derivative liabilities		
Derivative contract type	Notional Amount	Fair value	Average Fair value		Notional Amount	Fair value	Average Fair value
Forward-settling trades	$ 6,795,279	18,009	64,463	$	16,189,859	52,506	76,078
Options	950,938	225	2,028		951,250	200	1,659
Futures	641,874	—	—		1,044,934	—	—
Total	$ 8,388,091	18,234	66,491	$	18,186,043	52,706	77,737

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting pursuant to ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

The Company's activities in forward-settling trades include transactions in securities for which the settlement date is a date beyond the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risks.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a) *Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, foreign bonds, and most OTC derivatives.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2024 and 2023, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2024 (in thousands):

		Fair value measurement		
	Level 1	Level 2	Level 3	Total
Assets				
U.S. government and agency obligations	$ 7,644,974	—	—	7,644,974
U.S. government agency mortgage-backed obligations	—	8,127,766	—	8,127,766
Foreign bonds	—	798,162	—	798,162
Corporate bonds	—	464,386	—	464,386
Forward-settling trades	—	18,009	—	18,009
Equity securities	520	—	—	520
Options	225	—	—	225
Financial instruments owned, at fair value	$ 7,645,719	9,408,323	—	17,054,042

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Liabilities				
U.S. government and agency obligations	$ 7,023,858	—	—	7,023,858
U.S. government agency mortgage-backed obligations	—	473,353	—	473,353
Corporate bonds	—	227,204	—	227,204
Foreign bonds	—	162,268	—	162,268
Forward-settling trades		52,506	—	52,506
Equity securities	771	—	—	771
Options	200	—	—	200
Financial instruments sold, but not yet purchased, at fair value	$ 7,024,829	915,331	—	7,940,160

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy during the year ended March 31, 2024.

(b) *Valuation Techniques for Major Assets and Liabilities*

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying securities. The fair value measurements for Level 2 corporate bonds and foreign bonds are based on quoted market prices but trade in markets that are considered to be less active. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward- settling contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

(9) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2024, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:

Margin deposit	$	126,844
Securities failed to deliver		63,309
Receivable from affiliates		2,090
Other		2,983
	$	195,226

Payable to brokers, dealers, and clearing organizations:

Net payable for unsettled regular-way trades	$	6,581,808
Securities failed to receive		154,981
Clearing organizations		25,544
Payable to affiliates		8,495
Other		39
	$	6,770,867

(10) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition. At March 31, 2024, amounts receivable from and payable to customers consisted of the following (in thousands):

Receivable from customers:

Open security transactions	$	74,433
Variation margin on open TBA trades		22,428
Other		9,850
	$	106,711

Payable to customers:

Open security transactions	$	25,764
Variation margin on open TBA trades		20,434
Payable to affiliates		2,184
Other		883
	$	49,265

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

(11) Loans Payable

At March 31, 2024, loans payable consisted of the following (in thousands):

Loans payable to Parent	$	370,000
Loan payable to affiliate		13,212
Bank loans		800,000
	$	1,183,212

The Company's loan payable to Parent is under $1.2 billion in revolving loan facilities which bear interest at a rate of 5.57 %. The Company's loan payable to affiliate is denominated in yen, with face value of ¥2 billion. This loan bears an interest rate of .06%, and is due on June 20, 2024. It is under a ¥140 billion revolving loan facility which the Company shares with the Parent. The Company's bank loans are under a $800 million uncommitted credit facility, with interest rates based on the bank's cost of funds plus an applicable margin. At March 31, 2024, the bank loans consist of $200,000,000, 150,000,000, 200,000,000 and $250,000,000 loans at rates of 6.34%, 6.08%, 6.12% and 6.1% respectively. They are due on April 30, 2024, April 15, 2024, June 12, 2024 and May 15, 2024. These loans had interest payable of $8,965,000 as of March 31, 2024. They are primarily used to finance the Company's securities operations. In addition, the Company had an available, uncommitted and undrawn revolving unsubordinated loan from an affiliate in the amount of $300 million. The Company also had an available, committed and undrawn revolving unsubordinated loan from Parent in the amount of $100 million.

(12) Subordinated Borrowings

As of March 31, 2024, the Company had a subordinated note payable to the Parent of $200,000,000 with a maturity date of December 31, 2027. The note is treated as equity for the purposes of determining net capital, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the note is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

This note bears interest at rates based on SOFR plus 25 basis points. As of March 31, 2024, this rate was 5.57%, with interest payable of $959,000. This liability is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, is included as capital by the Company in computing net capital under Rule 15c3-1.

(13) Leases

The Company leases office space under non-cancelable operating lease agreements expiring at various dates through the year ending March 31, 2027, some of which include options to extend or to terminate the leases. For the majority of leases entered into during the current period, the Company has concluded it is not reasonably certain that it would exercise the options to extend or terminate the leases. Therefore, as of the lease commencement date, the lease terms generally do not include these options. Minimum future rental on operating leases and information on the remaining average lease term and discount rate at March 31, 2024 are displayed in the following table (in thousands):

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

Years ending March 31:		
2025	$	9,253
2026		8,764
2027		2,151
Thereafter		—
Total lease payments		20,168
Less: imputed interest		803
(1) Total operating lease liabilities	$	19,365
(2) Operating lease right-of-use assets	$	15,752
Weighted average remaining lease term (in years)		2.2
Weighted average discount rate		3.8%

(1) Included in accounts payable and accrued liabilities on the statement of financial condition.
(2) Included in other assets on the statement of financial condition.

(14) Commitments, Contingencies, and Guarantees

The Company has a commitment with a vendor for data processing services. The total remaining non-cancelable commitment is $25,459,000 at various dates through the year ending March 31, 2029.

From time to time, the Company may become involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also, as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse judgments or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements of $9.0 billion and $5.2 billion respectively, at March 31, 2024.

(15) Income Taxes

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2024 are as follows (in thousands):

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

Deferred tax assets:	
Lease liabilities	4,309
Capital losses	477
Goodwill	662
Deferred compensation	2,052
Accrued expenses	906
Total gross deferred tax assets	8,406
Valuation allowance	(477)
Deferred tax assets, net of valuation allowance	7,929
Deferred tax liabilities:	
ROU assets	3,505
Depreciation	1,046
Total gross deferred tax liabilities	4,551
Net deferred tax assets $	3,378

The valuation allowance represents the portion of the Company's deferred tax assets for which it is more likely than not that the benefit of such items will not be realized. Management believes that the realization of the net deferred tax asset of $3,378,000 at March 31, 2024 is more likely than not based on expectations of future taxable income.

A valuation allowance of $477,000 has been maintained against the Company's deferred tax asset related to capital loss carryforward. Based upon the level of historical taxable income and projections for future capital gains, management believes it will not meet the more-likely-than-not criteria. The net decrease during the fiscal year ending March 31, 2024 in the total valuation allowance is $1,863,000, which was primarily attributable to the expiry of a portion of the Company's capital loss carryforwards on March 31, 2024. The Company's remaining capital loss carryforwards expire through March 31, 2025.

Income taxes payable to affiliates of $25,869,000 are included in accounts payable and accrued liabilities on the statement of financial condition as of March 31, 2024.

Major taxing jurisdictions for the Company and tax years for each that remain open to examination are as follows:

U.S. Federal	March 31, 2021 and later
New York State	March 31, 2016 and later
New York City	March 31, 2017 and later
California	March 31, 2020 and later

The Parent files a consolidated federal income tax return that includes the Company. In addition, the Company files state tax returns in various jurisdictions. With few exceptions, including those noted above, the Parent and its consolidated subsidiaries are no longer subject to U.S. federal, state, and local examinations by tax authorities for the years ended before March 31, 2020.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

Management has evaluated state tax nexus regulations. The Company does not anticipate that any adjustments would result in a material change to its financial position within the next 12 months. However, the Company anticipates that it is reasonably possible that an additional payment in the amount of $137,000 could be made by March 31, 2025 or thereafter.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Beginning balance April 1, 2023	$ 176
Net decrease related to prior year state tax nexus positions	(60)
Increase related to current year state tax nexus positions	21
Ending balance March 31, 2024	$ 137

As of March 31, 2024, there is $115,000 of unrecognized tax benefit that, if recognized, would affect the annual effective tax rate.

(16) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2024 (in thousands):

Assets	
Securities purchased under agreements to resell	$ 7,437,080
Financial instruments owned, at fair value	57
Securities borrowed	322,491
Receivable from brokers, dealers, and clearing organizations	5,423
Receivable from affiliates	7,288
Other assets	1,787
Liabilities:	
Securities sold under agreements to repurchase	$ 387,705
Financial instruments sold, but not yet purchased, at fair value	9,150
Payable to brokers, dealers, and clearing organizations	8,495
Securities loaned	752,831
Loans payable	383,212
Payable to affiliates	339,369
Payable to customers	2,184
Accounts payable and accrued liabilities	26,985
Subordinated borrowings from Parent	$ 200,000

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

(17) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after two months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(18) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the fair value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the fair value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2024

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(19) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange, which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2024, the Company had net capital of $1,301,835,000, which was $1,299,826,000 in excess of the minimum net capital required under Rule 15c3-1.

(20) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 24, 2024, the date at which the statement of financial condition is available to be issued, and determined that there are no other items to recognize or disclose.